

March 11, 2014

<u>Via E-Mail</u>
Mr. Jerold S. Drew
Chief Executive Officer
Double Crown Resources, Inc.
10120 S. Eastern Ave
Suite 200
Henderson, NV 89052

      **Re:    Double Crown Resources, Inc.**
             **File No. 000-53389**

Dear Mr. Drew,

We note that your financial statements for the year ended December 31, 2012 were audited by Patrick Rodgers, CPA, PA.  Effective March 6, 2014, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Patrick Rodgers, CPA, PA. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/2014_Rodgers.pdf

As Patrick Rodgers, CPA, PA is no longer registered with the PCAOB; you may not include its audit reports or consents in your filings with the Commission.  If Patrick Rodgers, CPA, PA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please disclose in your Form 10-K for the year ended December 31, 2013 (under Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure) that the PCAOB has revoked the registration of your prior auditor, Patrick Rodgers, CPA, PA.  We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

Please advise us how you intend to address the matter of re-auditing the financial statements for the year ended December 31, 2012 no later than March 18, 2014.  If you have any questions, please contact Brian McAllister, Staff Accountant at 202-551-3341.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining